SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens Signs $1.3m Insurance License and Services Enhancement

The project is part of a strategic shift in the customer’s systems to support the business growth

Rehovot, Israel March 13, 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today that it has signed license and services agreement with one of its customers.

The customer, a US-Based insurance carrier, and one of Sapiens trusted insurance customers, extended the scope of its project with Sapiens insurance solution to include additional lines of business to compliment those that are already in production.

The project is part of a strategic shift in the customer’s systems infrastructure and application suite that has been used to support the operations of the insurance business. In this phase, Sapiens will continue to move all lines of business from the customer’s legacy systems into Sapiens’ solution.

Roni Al-Dor, CEO of Sapiens, said: “This is a clear vote of confidence in Sapiens, and in our ability to support future growth and the move from the legacy world to the new. It follows the successful implementation of our solutions delivered to our customer so far”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 70 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721 e-Mail: osnat.se@sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: March 13, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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